SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-34403

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Territorial Savings Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Territorial Bancorp Inc.
1132 Bishop Street
Suite 2200
Honolulu, HI 96813

TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
P.O. Box 4150
Honolulu, HI 96812-4150

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee
Territorial Savings Bank
Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Territorial Savings Bank Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the change in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 29, 2010

TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Cash and cash equivalents	$158,999	4,260
Money market funds	1,725,379	2,095,496
Mutual funds	6,613,306	6,662,311
Territorial Bancorp Inc. common stock	5,309,859	—
Total investments at fair value	13,807,543	8,762,067
Loans to participants	228,437	158,519
Total investments	14,035,980	8,920,586
Employee contribution receivable	—	131,593
Employer contribution receivable	—	74,000
Interest receivable	—	846
Total assets	14,035,980	9,127,025
Liabilities:
Return of excess contributions	—	(60)
Accounts payable	(158,984)	(4,260)
Total liabilities	(158,984)	(4,320)
Net assets available for benefits	$13,876,996	9,122,705

See accompanying notes to financial statements

TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

December 31, 2009

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,680,624
Dividend and interest income	164,117
Interest income on participant loans	9,267
3,854,008
Contributions:
Participant	1,268,490
Employer matching	89,595
Total additions	5,212,093

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(436,857)
Administrative expenses	(20,945)
Total deductions	(457,802)
Net increase	4,754,291

Net assets available for benefits:
Beginning of year	9,122,705
End of year	$13,876,996

See accompanying notes to financial statements

TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Plan Description

The Territorial Savings Bank Profit Sharing and 401(k) Plan (the Plan) is a defined contribution plan and is available to eligible employees of Territorial Savings Bank (the Employer). In July 2009, the Employer’s parent company, Territorial Bancorp Inc., completed an initial public offering. As a result of the conversion to a publicly held company, participants have the option to invest in the common stock of Territorial Bancorp Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following brief description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan.

The Employer serves as Plan Administrator. Pentegra Services, Inc. and Reliance Trust Company are Trustee and Custodian of the Plan, respectively. Reliance Trust Company holds the Plan’s investment assets and executes investment transactions.

(a)	Eligibility

For purposes of the Plan, an employee who has attained the age of 21 and completed three months of service is eligible to make elective contributions. However, the employee must complete twelve months of service to receive employer matching contributions.

(b)	Participant Contributions

Each participant may elect to defer up to 100% of their eligible compensation up to the maximum amount that will not cause the Plan to violate applicable provisions of the Internal Revenue Code (the Code). Effective October 1, 1987, voluntary contributions by participants to the profit sharing component of the Plan are not allowed. Voluntary contributions made prior to October 1, 1987 remain in the participant’s thrift account as 100% vested and nonforfeitable.

Participants may direct their investments into Territorial Bancorp Inc. common stock, certain mutual funds, and money market funds as allowed under the Plan. The contributions of participants who do not make elected investment options are invested into the Vanguard LifeStrategy Moderate Growth Fund.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan to the Plan.

(c)	Employer Matching Contributions

The Employer may contribute on behalf of each participant an amount determined at the discretion of the Board of Directors. Employer matching contributions are allocated to the participants’ accounts in the proportion that each participant’s contribution bears to the total participant contributions for the Plan year. The Employer is not obligated to make a matching contribution for any Plan year. In 2009, the Employer made matching contributions of $89,595.

(Continued)

TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(d)	Employer Nonelective Contributions

The Employer may make a nonelective contribution to the Plan as determined at the discretion of the Board of Directors. Employer nonelective contributions are allocated to eligible participants’ accounts in the proportion that each participant’s eligible compensation bears to the eligible compensation of all such participants for the Plan year. The Employer is not obligated to make a profit sharing contribution for any Plan year. There were no profit sharing contributions made during 2009.

(e)	Participants’ Accounts and Forfeitures

The Plan Administrator maintains for each participant the following separate accounts:

1.           Tax-deferred account

2.           Matching account

3.           Nonelective account

4.           Thrift account

5.           Transfer account

These accounts are used solely for accounting purposes as there is no segregation of the Plan’s assets amongst the separate accounts. As of December 31 of each Plan year, participants’ accounts are adjusted for (a) the participant’s contribution to the Plan, (b) the Employer’s 401(k) matching contribution for the year, (c) the profit or loss of the profit sharing and 401(k) trust fund (whether realized or unrealized) since the end of the immediately preceding year, (d) the aggregate of the Employer’s nonelective contributions for such year, and (e) an allocation of expenses. Investment earnings and losses and any fees and expenses paid from the Plan are allocated to participants’ accounts based on each participant’s proportionate share.

Forfeitures of employer nonelective contributions may be used to offset Plan expenses. There were no forfeitures in 2009 and 2008.

(f)	Distributions and Withdrawals

Distribution of a participant’s account will be made at such time as a participant ceases employment, becomes disabled, or dies. Distributions from the Plan will be paid in the form of cash or, if a participant’s vested balance includes Territorial Bancorp Inc. common stock, they may elect to receive a distribution of those shares. If a participant’s vested interest in his or her account is $1,000 or less, the participant’s vested interest may be distributed in a lump sum as soon as practicable. No consent of the participant is required for this involuntary cashout to be made.

A participant may also, with approval, make a hardship withdrawal for medical expenses that would qualify for deductions by the participant under Section 213 of the Code. Any withdrawals for medical reasons will be limited to the participant’s elective deferral under the Plan less the sum of all prior distributions. A participant may, with the Plan Administrator’s approval, obtain a cash loan from the Plan subject to specified limitations.

(Continued)

TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLANs

Notes to Financial Statements

December 31, 2009 and 2008

(g)	Expenses

All expenses incurred in the administration of the Plan have been paid from the funds of the Plan to the extent not paid by the Employer.

(h)	Vesting

Participant contributions and the Employer’s matching contributions are immediately vested.

The Employer’s nonelective contributions vest at five years of service.

(i)	Loans to Participants

Each participant may request a loan that, when added to the outstanding balance of all other loans to the participant, does not exceed the lesser of (i) $50,000 reduced by the excess of the highest outstanding balance of all loans to the participant from the Plan during the one-year period ending on the day before the loan date, over the outstanding balance of all loans to the participant from the Plan on the loan date or (ii) 50% of the participant’s total vested accrued benefit under the Plan as of the loan date.

The period of repayment for any loan cannot exceed five years from the date of the loan, except for loans granted to purchase a principal residence for which the applicable repayment period must be within any reasonable period as determined by the Plan Administrator. Additionally, principal and interest on the loan must be paid in equal installments on at least a quarterly basis. The loans bear interest at prevailing rates. Each loan must be made against collateral, being the assignment of the participant’s entire right, title, and interest in and to the participant’s account, supported by the borrower’s collateral promissory note for the amount of the loan. Participant loans outstanding amounted to $228,437 and $158,519 at December 31, 2009 and 2008, respectively. At December 31, 2009, participant loans bear interest ranging from 4.00% to 8.25%, and mature in years beginning in 2010 through 2024. Participant loans are valued at amortized cost.

(j)	Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accrued benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(Continued)

TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Cash and cash equivalents and money market funds are valued at cost. Shares of mutual funds and common stock are valued at the closing price reported on the active market on which the securities are traded at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes realized and unrealized changes in fair value of investments bought, sold, and held during the year.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of the financial statements requires management of the Plan to make a number of estimates and assumptions relating to the reported amounts of assets and changes therein and the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

(e)	Risks and Uncertainties

The Plan may invest in various types of investment securities, including shares of Territorial Bancorp Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. The value, liquidity, and related income of these securities may be sensitive to changes in economic conditions, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(f)	Reclassifications

Certain 2008 amounts have been classified to conform to the 2009 presentation. Such reclassifications have no effect on the previously reported change in net assets available for benefits.

(3)	Tax Status

The Plan is a prototype profit sharing and 401(k) plan, which has received approval from the Internal Revenue Service for use as a prototype plan by a letter dated September 30, 2008. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(Continued)

TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

In June 2006, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) Topic 740-10 (Interpretation 48), Income Taxes (ASC 740), which prescribes a “more-likely than-not” recognition threshold and measurement attribute (the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with tax authorities) for the financial statement recognition and measurement of an income tax position expected to be taken in a tax return. The Plan adopted ASC 740 as of January 1, 2009 and the adoption did not have any impact on the accompanying financial statements.

(4)	Fair Value Measurements

The Plan measures its financial assets, financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in its financial statements on a recurring basis at fair value in accordance with the Fair Value Measurements and Disclosures topic of the FASB ASC. The topic establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Cash and cash equivalents and money market fund: Valued at cost. The Plan believes that cost accurately reflects the fair value of these investments.

Mutual funds and common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The Plan’s assets measured at fair value on a recurring basis were classified as follows:

	Fair value of measurements at reporting date using
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2009:
Cash and cash equivalents	$158,999	158,999	—	—
Money market funds	1,725,379	1,725,379	—	—
Mutual funds:
Balanced funds	2,978,371	2,978,371	—	—
Stock – large cap funds	1,819,140	1,819,140	—	—
Bond funds	815,788	815,788	—	—
Stock – small cap funds	455,397	455,397	—	—
International funds	544,610	544,610	—	—
Total mutual funds	6,613,306	6,613,306	—	—
Common stock – financial	5,309,859	5,309,859	—	—
Total	$13,807,543	13,807,543	—	—

December 31, 2008:
Cash and cash equivalents	$4,260	4,260	—	—
Money market funds	2,095,496	2,095,496	—	—
Mutual funds:
Balanced funds	3,045,013	3,045,013	—	—
Stock – large cap funds	1,629,598	1,629,598	—	—
Bond funds	1,086,514	1,086,514	—	—
International funds	461,034	461,034	—	—
Stock – small cap funds	440,152	440,152	—	—
Total mutual funds	6,662,311	6,662,311	—	—
Total	$8,762,067	8,762,067	—	—

As of December 31, 2009 and 2008, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

(Continued)

TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(5)	Investments

Investments that represent 5% or more of the Plan’s assets available for benefits at December 31, 2009 and 2008 are as follows:

	2009	2008
Cash and cash equivalents	$158,999	4,260
Money market funds:
Vanguard Prime Money Market Fund	1,471,399	2,095,496
Other	253,980	—
	1,725,379	2,095,496
Mutual funds:
Vanguard Windsor II Fund	1,379,130	1,314,652
Vanguard LifeStrategy Moderate Growth Fund	1,284,406	1,514,742
Vanguard Total Bond Market Index Fund	815,788	1,086,514
Vanguard LifeStrategy Growth Fund	776,582	828,662
Other	2,357,400	1,917,741
Total mutual funds	6,613,306	6,662,311
Common stock:
Territorial Bancorp Inc. common stock	5,309,859	—
	$13,807,543	8,762,067

During 2009, the Plan’s investments in mutual funds and common stock (including gains and losses on investments bought, sold, and held during the year) appreciated in value by $1,114,955 and $2,565,669, respectively.

(6)	Related-Party Transactions

In 2008, the Plan invested in shares of mutual funds of Vanguard Fiduciary Trust Company (VFTC). Through December 15, 2008, VFTC acted as Trustee for the investments of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Trustee fees paid to VFTC amounted to $8,549 in 2008.

In 2009, the Plan invests in common shares of Territorial Bancorp Inc. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Schedule
TERRITORIAL SAVINGS BANK
PROFIT SHARING AND 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009
(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity dates, rate of interest, collateral, par, or maturity value	(d) Current value
	Cash and cash equivalents	Cash	$158,999
	Vanguard Prime Money Market Fund	Money market fund, 1,471,399 shares	1,471,399
	Federated Government Obligation Money Market Fund	Money market fund, 253,980 shares	253,980
			1,725,379
	Vanguard Windsor II Fund Investor Shares	Mutual fund, 58,240 shares	1,379,130
	Vanguard LifeStrategy Moderate Growth Fund	Mutual fund, 72,606 shares	1,284,406
	Vanguard Total Bond Market Index Fund	Mutual fund, 78,820 shares	815,788
	Vanguard LifeStrategy Growth Fund	Mutual fund, 39,703 shares	776,582
	Vanguard International Growth Fund	Mutual fund, 32,055 shares	544,610
	Vanguard Small-Cap Index Fund Investor Shares	Mutual fund, 16,566 shares	455,397
	Vanguard Growth Index Fund Investor Shares	Mutual fund, 9,000 shares	245,872
	Vanguard Target Retirement 2010 Fund	Mutual fund, 11,124 shares	228,268
	Vanguard LifeStrategy Conservative Growth Fund	Mutual fund, 14,582 shares	220,473
	Vanguard 500 Index Fund Investor Shares	Mutual fund, 1,891 shares	194,138
	Vanguard Target Retirement 2015 Fund	Mutual fund, 13,829 shares	156,404
	Vanguard Target Retirement 2030 Fund	Mutual fund, 3,813 shares	73,623
	Vanguard Target Retirement 2025 Fund	Mutual fund, 5,886 shares	66,628
	Vanguard Target Retirement 2020 Fund	Mutual fund, 3,070 shares	61,279
	Vanguard Target Retirement 2050 Fund	Mutual fund, 2,099 shares	40,106
	Vanguard Target Retirement 2045 Fund	Mutual fund, 3,275 shares	39,363
	Vanguard Target Retirement Income	Mutual fund, 1,762 shares	18,662
	Vanguard Target Retirement 2035 Fund	Mutual fund, 898 shares	10,440
	Vanguard Target Retirement 2040 Fund	Mutual fund, 112 shares	2,137
	Total mutual funds		6,613,306
*	Territorial Bancorp Inc.	Common stock, 294,175 shares	5,309,859
*	Participant loans	41 loans, with interest rates ranging from 4.00% to 8.25%, maturing in years beginning in 2010 through 2024	228,437
	Total investments		$14,035,980

* A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Territorial Savings Bank 401(k) Plan
Date: June 29, 2010	By: /s/ Karen J. Cox
Name: Karen J. Cox
Title: Senior Vice President